April 15, 2009

VIA EDGAR AND FAX

Mr. Scott Hodgdon
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Telkonet, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 8, 2009
File No. 001-31972

Dear Mr. Hodgdon:

We are writing in response to your April 14, 2009 correspondence (the “Comment Letter”) concerning Telkonet, Inc.’s (the “Company”) Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on April 8, 2009, an amendment of which is being filed simulataneously herewith.  Set forth below are the Company’s responses to each comment contained in the Comment Letter.  Paragraph numbers utilized below correspond to those set forth in the Comment Letter.

1.           Pursuant to the terms of the convertible debenture issued to YA Global Investments, L.P., the Company is prohibited from effecting any conversion of the debenture, and YA Global Investments, L.P. is prohibited from converting any portion of the debenture, to the extent such conversion would result in YA Global Investments, L.P. beneficially owning (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) in excess of 4.99% of the Company’s common stock issued and outstanding immediately after giving effect to such conversion.  Since YA Global Investments, L.P. is not obligated to report to the Company the number of shares of common stock it holds at the time of any conversion under the debenture, unless the conversion would, in and of itself, involve the issuance of in excess of 4.99% of the Company’s issued and outstanding common stock, YA Global Investments, L.P. is obligated to determine whether a conversion would cause this threshold to be exceeded and to inform the Company of this fact prior to such issuance.  This threshold may be waived by YA Global Investments, L.P., but only upon 65 days prior notice to the Company.  Since (i) no single issuance of common stock to YA Global Investments, L.P. constituted in excess of 4.99% of the Company’s issued and outstanding common stock as of the date of such conversion, (ii) YA Global Investments, L.P. has not indicated that any of the previous debenture conversions caused the 4.99% threshold to be exceeded, and (iii) YA Global Investments, L.P. has not provided notice to the Company of its intent to waive the 4.99% threshold, the Company has concluded that at no time following issuance of the debentures did YA Global Investments, L.P. beneficially own in excess of 4.99% of the Company’s issued and outstanding common stock.  As a result, the Company does not believe it is required to include beneficial ownership information for YA Global Investments, L.P. in the beneficial ownership table contained in the Proxy Statement.

2.           Comment complied with.  Please see the additional disclosure included in the enclosed revised Proxy Statement under “Proposal 3.  Approval of Share Issuance.”

3.           Comment complied with.  Please see the additional disclosure included in the enclosed revised Proxy Statement under “Proposal 3.  Approval of Share Issuance.”

We believe the foregoing fairly responds to the Comment Letter.  In connection with the Company’s response to these comments, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii)  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your prompt attention to this matter.  If you have any questions or require additional information in connection with your review, please do not hesitate to contact us.

Sincerely,

TELKONET, INC.

/s/ Richard J. Leimbach
Richard J. Leimbach
Chief Financial Officer

Enclosure